September 16, 2021

Vaxxinity, Inc.

Confidential Submission of Amendment No. 1 to Draft Registration Statement on Form S-1

CIK No. 0001851657

Ladies and Gentlemen:

Vaxxinity, Inc. (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, this letter and Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”) for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the Company’s Registration Statement (as amended, the “Registration Statement”). This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in its letter dated September 2, 2021 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted to the SEC on August 6, 2021. In addition to adding and revising disclosure in response to the Comment Letter, the Company has updated the Revised Registration Statement to include its unaudited combined consolidated financial statements as of and for the three and six months ended June 30, 2021 and June 30, 2020 and related financial information.

Draft Registration Statement on Form S-1

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

Market, Industry and Other Data, page iii

1.

Your statements that (i) neither you nor the underwriters have independently verified any third-party information, (ii) data from your internal research has not been verified by any independent source and (iii) investors are cautioned not to place undue reliance on such market and industry data or any other such estimates may imply an inappropriate disclaimer of responsibility with respect to the third party information and internal research. Please either delete these statements or specifically state that you are liable for such information.

Response: The Company has revised its disclosure on page iii to address the Staff’s comments.

Prospectus Summary, page 1

2.

Please balance the disclosure in the Summary by addressing your dependence on intellectual property rights licensed from UBIA, your intent to enter into a license agreement with UBIA pursuant to which UBIA would commercialize UB-612 in Taiwan should the EUA be approved while you would receive royalty payments, and the difficulties in manufacturing peptide-based medicines.

Response: The Company has revised its disclosure on page 2 to address the Staff’s comments related to the Company’s dependence on intellectual property rights licensed from UBI and the difficulties in manufacturing peptide-based medicines. The Company acknowledges the Staff’s comment regarding disclosure of the UBIA License Agreement and respectfully advises the Staff that, in light of the denial of an EUA by the TFDA in August 2021, the Company no longer expects to enter into the UBIA License Agreement. Although the Company is appealing the TFDA’s decision in collaboration with UBIA, the outcome of that appeal remains highly uncertain. If the appeal is successful and UB-612 receives an EUA, the Company anticipates that it would enter into a collaboration agreement with UBIA pursuant to which UBIA would be granted an exclusive license to commercialize UB-612 in Taiwan. The Company has revised its disclosure on page 1 to remove the reference to the EUA and has revised its disclosure on pages 143 and 168 to remove the description of the UBIA License Agreement and describe the Company’s current expectations with respect to its collaboration with UBIA in Taiwan.

3.

Please revise your disclosure here and in the Business section to provide appropriate context for various conclusions and predictions as to the performance of your product candidates and revise and/or remove any statements that imply safety or efficacy as safety and efficacy determinations are solely within the authority of the FDA or similar foreign regulators. For example, we note statements that one or more of your product candidates can “safely break immune tolerance and target self-antigens,” have safety profiles “at least comparable to the competing mAb or small molecule alternative for the relevant disease,” penetrate the BBB at a higher rate than mAb, generate antibodies that bind to the S1- RBD protein and neutralize SARS-CoV-2, “have broken immune tolerance against self- antigens consistently, safely and at therapeutically meaningful levels,” “have stimulated the development of antibodies against the desired target in clinical trial subjects (including the elderly) to develop antibodies against the desired target at relevant doses,” “help achieve a relatively long duration of action, as B-cells continue to produce antibodies following a dose,” “could offer similar efficacy as mAbs at a meaningfully lower cost and improved administrative convenience to patients, thereby potentially allowing for access to broader patient populations versus mAbs, and greater efficacy than small molecules,” “may have the potential to help ease the global COVID-19 pandemic,” “have the potential to be as or more effective than comparable mAb and small molecule treatments,” and that you “believe the concentrations of antibodies elicited by [y]our neurodegenerative disease product candidates may potentially prove relevant for clinical success.” Please revise this disclosure and similar statements throughout your prospectus to remove any suggestion that there is an expectation that your product candidates will be safe or effective or will have improved performance over approved therapies. You may provide a summary of the data that you used to draw these conclusions but not the conclusions or predictions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

Response: The Company has revised its disclosure on pages 2, 4, 105, 107, 108, 109, 117, 125, 127 and 130 to address the Staff’s comments.

4.

We note several comparisons to certain approved therapies in the Summary and in the Business section, including the chart on pages 3 and 109 comparing the attributes of your product candidates to mAbs and small molecule therapeutics. If you have not conducted head-to-head trials, please revise your disclosure to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials that would help an investor make a meaningful comparison and understand the supporting trials and any limitations and qualifications associated with such trials (e.g., number of patients and whether any patients dropped out of the trial or were otherwise excluded and the reasons, patient population, dosage, how the baseline was measured in each study, the phase of the trial, serious adverse events, etc.).

Response: The Company has revised its disclosure on pages 2, 3, 105, 109, 110, 117, 127, 130, 131 and 137 to address the Staff’s comments.

Our Solution, page 2

5.

Please revise to eliminate your conclusions as to the effectiveness and safety of your product candidates in the chart on pages 3 and 109 as findings of safety and efficacy are solely within the authority of the FDA and are assessed throughout all clinical trial phases.

Response: The Company has revised its disclosure on pages 3 and 106 to address the Staff’s comments.

Our Pipeline, page 3

6.

Please clarify what you mean by “IND” in the column header. It is not clear what this column is meant to reflect since you have UB-313, which has initiated IND-enabling studies, and PCSK9, which has yet to initiate IND-enabling studies according to your disclosure, with activity in this column.

Response: The Company has revised its disclosure on pages 3 and 106 to address the Staff’s comments.

Our Strategy, page 5

7.

We note your disclosure here and in the Business section that your strategy is to “rapidly advance” your chronic disease pipeline. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

Response: The Company has revised its disclosure on pages 5 and 107 to address the Staff’s comments.

Risks Related to Our Class A Common Stock and This Offering, page 65

8.

Please expand your risk factor discussion to discuss that future issuances of your Class B common stock as well as mandatory and optional conversions of your Class B common stock may be dilutive to holders of your Class A common stock.

Response: The Company has revised its disclosure on page 67 to address the Staff’s comments.

Use of Proceeds, page 77

9.	Please revise your disclosure to indicate how far the proceeds from the offering will allow you to proceed with continued development of each program referenced.

Response: The Company has revised its disclosure on page 78 to clarify that, based on the Company’s current plans and business conditions, the Company expects that the net proceeds from the offering and existing cash and cash equivalents will not be sufficient for the Company to advance any of its product candidates through regulatory approval.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 92

10.

We note the statement on page 89 that you track direct research and development expenses on a program-by-program basis. Please revise the filing to provide more quantified detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the type or nature of expense.

Response: The Company has revised its disclosure on page 89 to clarify that the Company believes the relevant distinction among expenses is what is allocated to a specific program, versus what is tracked, as virtually all expenses are tracked at some level. The Company allocates third-party research and development expenses (but not internal costs) on a program-by-program basis. The Company does not allocate internal costs on a program-by-program basis because it believes that, due to its operational structure and processes, any such allocation would necessarily involve significant estimates and judgments and, accordingly, would be imprecise.

The Company has revised its disclosure on pages 92, 93 and 95 to address the Staff’s request for quantified detail on research and development expenses. In particular, the Company has added additional disclosure to quantify and characterize all material changes in both allocated and unallocated expenses for each period presented, as well as provided certain forward looking information about near-term anticipated trends in research and development expenses. The Company respectfully advises the Staff that it does not believe disclosing third-party research and development expenses on a program-by-program basis for each period presented would be material to investors in understanding the Company’s business given, among other considerations, that such disclosure would only cover allocated costs, which do not reflect the full extent of the Company’s resources devoted to a particular program.

Determination of the Fair Value of Common Stock, page 100

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes, once an estimated offering price is available, to provide the Staff with a supplemental letter containing the fair value of the common stock underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price.

Business, page 103

12.

With respect to the discussion of the clinical trials for each of your product candidates in this section, please disclose whether any serious adverse events were experienced, what they were and how many subjects experienced them.

Response: The Company has revised its disclosure on pages 106, 107, 123 and 124 to address the Staff’s comments.

Our Strategy, page 106

13.

We note that several steps of your strategy depend on approval of the EUA for UB-612 in Taiwan. Please make it clear in this section that there is no guarantee that the EUA for UB-612 will be approved and your intent to enter into a license agreement with UBIA pursuant to which UBIA would commercialize UB-612 in Taiwan should the EUA be approved while you would receive royalty payments.

Response: The Company has revised its disclosure on pages 104, 107, 136 and 142 to address the Staff’s comments. As noted in the response to the Staff’s comment #2 above, the Company respectfully advises the Staff that the Company no longer expects to enter into the UBIA License Agreement. The Company has revised its disclosure on page 143 to remove the description of the UBIA License Agreement.

Development Plans for UB-311, page 123

14.

We note your disclosure that you expect that together, the Phase 2b trial and the Phase 3 program, if successful, will provide sufficient data to enable filing a BLA with the FDA. Please revise to state that there is no guarantee that you will not have to do additional trials or studies prior to a BLA submission.

Response: The Company has revised its disclosure on pages 106 and 126 to address the Staff’s comments.

Our Product Candidate: UB-312, page 124

15.

We note your statement here regarding your belief that the concentrations of antibodies elicited by your neurodegenerative disease product candidates may potentially prove relevant for clinical success, your statement on page 128 that a capsaicin-induced dermal blood flow model in mice has demonstrated strong translational value into clinical efficacy, and your statement on page 134 that the ratio of titers seen in trials of UB-612 is similar to that of other approved and clinical-stage vaccines that have shown efficacy in large placebo-controlled studies. These statements appear to imply an expectation that your product candidates will demonstrate clinical efficacy. Please revise these statements accordingly.

Response: The Company has revised its disclosure on pages 127, 131 and 137 to address the Staff’s comments.

UBIA License Agreement, page 140

16.	Please revise the reference to “mid-double-digit” royalties to a royalty range within ten percentage points (for example, between twenty and thirty percent).

Response: As noted in the response to the Staff’s comment #2 above, the Company respectfully advises the Staff that the Company no longer expects to enter into the UBIA License Agreement. The Company has revised its disclosure on page 143 to remove the description of the UBIA License Agreement. The Company has also removed the agreement as an exhibit to the registration statement.

Aurobindo License Agreement, page 141

17.	Please revise to disclose a range for the tiered royalties no greater than ten percent.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in light of the denial of an EUA for UB-612 by the TFDA in August 2021, the Company no longer believes the Aurobindo Agreement (which relates to the research, development and commercialization of UB-612 in India and other territories) constitutes a material contract within the meaning of Item 601(b)(10) of Regulation S-K. The Company respectfully advises the Staff that it has not modified the description of the royalties in the Aurobindo Agreement in light of the diminished significance of this agreement to the Company. The Company has also removed the agreement as an exhibit to the registration statement.

Principal Stockholders, page 171

18.

Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by United Biomedical, Inc. and the entities affiliated with Prime Movers Lab Fund I LP.

Response: The Company has revised its disclosure on page 174 to address the Staff’s comments.

Common Stock, page 173

19.	Please disclose the percentage of outstanding shares that Class B shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.

Response: The Company has revised its disclosure on page 176 to address the Staff’s comments.

20.

We note your disclosure that each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in your charter, including, without limitation, certain transfers for tax and estate planning purposes. Please clarify the scope of this exception. Explain the circumstances under which these transfers may occur without automatic conversion of the shares and the parties to whom the shares may be transferred, including whether shares may be transferred upon death or total disability of a Class B holder without conversion.

Response: The Company has revised its disclosure on page 177 to address the Staff’s comments.

Description of Capital Stock, page 173

21.

We note that you refer shareholders to, in part, the relevant provisions of the Delaware General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Response: The Company has revised its disclosure on page 176 to address the Staff’s comments.

Note 13 – Common stock, page F-26

22.

We note from your combined consolidated statements of convertible preferred stock and stockholders’ deficit on page F-5 that you issued 51,350,191 shares of common stock during the year ended December 31, 2020. Please disclose the significant terms of the transaction(s) of the common stock issuance.

Response: The Company has revised its disclosure on page F-26 to address the Staff’s comments.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

*    *     *

Should you have any questions or comments with respect to the Revised Registration Statement or this letter, please contact Joseph D. Zavaglia at 212-474-1724.

Sincerely,

/s/ Joseph D. Zavaglia

Joseph D. Zavaglia

VIA EDGAR

Copy to:

René Paula Molina, General Counsel and Secretary

Vaxxinity, Inc.

1717 Main St, Ste 3388

Dallas, TX 75201

VIA E-MAIL